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-------------------------                                                                             ------------------------------
         FORM 5                         UNITED STATES SECURITIES AND EXCHANGE COMMISSION                        OMB Approval
-------------------------                            Washington, D.C. 20549                           ------------------------------
[ ] Check this box if no                                                                               OMB Number:        3235-0287
    longer subject to                                                                                  Expires:
    Section 16. Form 4                 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             Estimated average burden
    or Form 5 obligations                                                                              hours per response.......0.5
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
[ ] Form 3 Holdings           Section 17(a) of the Public Utility Holding Company Act of 1935 or
    Reported                          Section 30(f) of the Investment Company Act of 1940
[ ] Form 4 Holdings
    Reported

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1.  Name and Address of Rerporting Person*   2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
    Lang  John  M.                              Lodgian, Inc.              LOD               [x] Director        [ ] 10% Owner
------------------------------------------------------------------------------------------   [ ] Officer (give   [ ] Other (specify
(Last)          (First)        (Middle)      3. I.R.S. Identification  4. Statement for                   title             below)
                                                Number of Reporting       Month/Year                      below)
                                                Person, if an entity
                                                (Voluntary)               12/00
c/o Lodgian, Inc.                                                                               ------------------------------------
3445 Peachtree Road, N.E., Suite 700
------------------------------------------                             -------------------------------------------------------------
                (Street)                                               5. If Amendment,      7. Individual or Joint/Group Filing
                                                                          Date of Original            (Check Applicable Line)
                                                                          (Month/Year)       [X] Form Filed by One Reporting Person
                                                                                             [ ] Form Filed by More than One
Atlanta           GA           30326                                                             Reporting Person
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(City)          (State)        (Zip)

                          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Issuer's       (I)             (Instr. 4)
                             Year)                                                     Fiscal Year       (Instr. 4)
                                                                                       (Instr. 3
                                                                                        and 4)
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                                        Code     V      Amount  (A) or (D)   Price
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Common Stock, par value       4/1/00      A             1,231    A           3.75        368,061             D
$0.01 per share

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Common Stock, par value       7/1/00      A             1,231    A           2.38        368,061             D
$0.01 per share

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Common Stock, par value       10/1/00     A             1,231    A           2.88        368,061             D
$0.01 per share

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Common Stock, par value      12/15/00     A               896    A          3.625        368,061             D
$0.01 per share
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                                                                         Page 1 of 2
                                                                                                                     SEC 1474 (7-97)
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FORM 5 (continued)

        TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship Form   Indirect
   Deriv-    Exercise    Date       Code      Securities     cisable       Amount        Deriv-   Deriv-      of Deriv-   Beneficial
   ative     Price of    (Month/    (Instr.   Acquired (A)   and Expir-    of            ative    ative       ative       Ownership
   Secu-     Deriv-      Day/       8)        or Disposed    ation         Under-        Secu-    Secu-       Security:   (Instr. 4)
   rity      ative       Year)                of (D)         Date          lying         rity     rities      Direct
   (Instr.   Security                         (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     (D) or
   3)                                         4, and 5)      Day/          ties          5)       cially      Indirect
                                                             Year)         (Instr.                Owned       (I)
                                                                           3 and 4)               at End      (Instr.
                                                                                                  of          4)
                                                                                                  Issuer's
                                                                                                  Fiscal
                                                                                                  Year
                                                                                                  (Instr.
                                                                                                   4)
                                            --------------------------------------------
                                             (A)    (D)    Date     Expir-  Title Amount
                                                           Exercis- ation         or
                                                           able     Date          Number
                                                                                  of
                                                                                  Shares
                                            --------------------------------------------
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Option to
Purchase
Common Stock,
par value
$0.01 per                                                                 Common
share          $3.81   10/20/00          A   5,000       10/20/00 10/20/10 Stock   5,000              10,000      D
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Explanation of Responses:

None.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually           /s/ John M. Lang                  February 14, 2001
        signed.  If space is insufficient, see Instruction 6 for          -------------------------------------  -------------------
        procedure.                                                        ** Signature of Reporting Person               Date

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                                                                         Page 2 of 2
                                                                                                                     SEC 1473 (7-97)
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